SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and natural gas production in January

Rio de Janeiro, March 6th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that January’s total oil and natural gas production in Brazil was 2,310,000 barrels of oil equivalent per day (boed), down by 2.2% from the December 2013, that was 2,362,000 boed. Including the production operated by Petrobras for its partners in Brazil, January’s production was 2,438,000 boed.

In January, Petrobras’ oil production in Brazil averaged 1,917,000 bopd, down by 2.4% from last month’s production of 1,964,000 bopd. Including the share operated for its partner companies, oil production in Brazil was 1,997,000 bopd.

Average monthly oil production from pre-salt fields in the Santos and Campos Basins reported a record of 358,000 bopd in January, an increase of 13,000 bopd from the December 2013 monthly average of 345,000 bopd.

The decrease in oil production from December to January was primarily due to the shut down of platform P-20, in Marlim field, to repair damage caused by a fire on the platform’s chemical products system, and to the maintenance shut down of FPSO Brasil, in Roncador field, both units are set up in Campos Basin. The sale of Petrobras’ interest in Parque das Conchas, formerly block BC-10, also affected January’s production. With the divestment, the company lost 12,000 bopd in production.

Before the shut down, P-20 had been producing 22,000 barrels per day and the forecast is that the platform will return operations in the first quarter of 2014. The shut down of FPSO Brasil led to a decrease of 29,000 bopd in production for the month. This FPSO is being decommissioned and its wells rearranged to other platforms in Roncador field.

In line with our policy to ensure the integrity of our facilities, planned stoppages took place on FPSO Cidade de Paraty, in Santos Basin’s Lula Nordeste field, to adjust the oil and gas metering system; on P-33, in Marlim field and on FPSO-Piranema, in the same field name at Sergipe-Alagoas Basin. In December, platform P-27, which had been producing in Campos Basin’s Voador field, was decommissioned.

The decrease in January’s production was partially offset by the start-up of four new production wells: three in Campos Basin – in Marlim, Marlim Sul and Papa-Terra fields -, and one in Lula Nordeste field (LL17), in the Santos Basin pre-salt. Also worth mentioning is the pioneering technology that heats up submarine lines in order to make heavy oil production possible in the Papa-Terra field, which has been contributing to increase the production of platform P-63 by adding 18,000 bopd. Following a planned stoppage in December, the restart of platform P-53, in Marlim Leste field, also contributed to January’s production.

Furthermore, in February the first well interconnected to a buoyancy supported riser (BSR) system in Sapinhoá field went into operation in the Santos Basin pre-salt. This high-productivity well has an production of 36,000 barrels per day and contributed to a new pre-salt daily record of 412,000 bpd set on February 27th. In the Sergipe-Alagoas Basin, a new well was interconnected to the FPSO set up in Piranema field, boosting output by the highest yielding offshore field in Northeastern Brazil. In Campos Basin, two new wells went into operation in Marlim and Albacora Leste fields and another three in Bijupirá field.

The Campos Basin Operational Efficiency Improvement Program (PROEF) has been presenting good results by increasing average efficiency rates at the Campos Basin (UO-BC) and Rio (UO-RIO) Operational Units to 75% and 92%, respectively, in 2013.

Natural gas production

In January, natural gas production was 62,517,000 cubic meters per day (m³/d). Including the share operated by Petrobras for associate companies, production was 70,140,000 m³/d, which is equivalent to last month’s production.

New platforms

On the last day of 2013 platform P-55 went into operation as part of the 3rd Module of Roncador field. P-55 is being interconnected to new wells and will contribute to increase production in 2014. This platform has the capacity to produce up to 180,000 bopd. In January, the first rigid riser (gas pipeline) was installed on this platform, making gas exports possible.

In the first quarter of 2014, pre-salt production will receive contribution from one more platform: P-58, which is in the final phase of commissioning in Campos Basin’s Parque das Baleias, off the coast of Espírito Santo state.

In the first half of the year platforms P-62, in Roncador field, with a capacity of 180,000 bopd, and P-61, in Papa-Terra field, which will be interconnected to Semisubmersible Platform-88 TAD (Tender Assisted Drilling), already in Brazil, will start production in the Campos Basin post-salt.

As the wells of all these platforms are interconnected, they will contribute to sustained production growth throughout 2014.

Production abroad

In January, total oil and natural gas extraction abroad was 202,000 boed, up by 7.2% from last month’s production of 188,000 boed. Oil production was 112,000 bopd, up by 11.8% from December’s production of 101,000 bopd. This rise was due to the start-up of two new wells on FPSO BW Pioneer located at Cascade and Chinook fields in the US Gulf of Mexico.

Natural gas production abroad was 15,154,000 cubic meters/day (m³/d), up by 2% from December’s production of 14,861,000 m³/d, primarily due to the normalization of production in the Argentine Austral Basin fields (Santa Cruz I, Santa Cruz I Oeste and Santa Cruz II), following a strike.

Total January production reported to the ANP

The total production reported to the ANP was 9,395,718 m³ of oil and 2,278,032 thousand m³ of gas in January 2014. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include volumes of shale, NGL and partners’ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.